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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending July 31, 2003

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1.
Press release issued by Cambior Inc. on July 1st, 2003, announcing its agreement in principle with the Government of Guyana to assume the management of the bauxite operations of Linden Mining Enterprises;

2.
Press release issued by Cambior Inc. on July 21, 2003, announcing a conference call to discuss its second quarter results at 2:00 PM Eastern Time on Tuesday, July 29, 2003;

3.
Press release issued by Cambior Inc. on July 23, 2003, announcing the most recent results from the exploration drilling program which has been underway since November 2002 on the Westwood project, within the Cadillac mining camp in northwestern Québec;

4.
Press release issued by Cambior Inc. on July 25, 2003, announcing a CDN $75 million bought deal;

5.
Press release issued by Cambior Inc. on July 25, 2003, announcing the increase of the underwriters' bought deal to CDN $100 million; and

6.
Press release issued by Cambior Inc. on July 28, 2003, announcing its second quarter financial results and its decision to cancel the conference call scheduled for July 29, 2003.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 1st, 2003

        Cambior Inc. annonces that it agreed in principle with the Government of Guyana to assume the management of the bauxite operations of Linden Mining Enterprises ("Linmine"), located approximately 100 kilometers south of the capital, Georgetown. Cambior will assume, on a contractual basis, the operations as well as the administration and marketing activities of Linmine commencing on or around August 1st, 2003. Cambior has been performing contract mining services since 2000 at Linmine through the use of surplus equipment from Omai Gold Mines Limited which is owned at 95% by Cambior and 5% by the Government of Guyana. Linmine will reimburse Cambior for all of its costs.

        This arrangement will have no financial impact to Cambior or Omai Gold Mines Limited.

        Cambior is bringing to Linmine more than twelve years of operating experience in the country, and is assisting the Government of Guyana and its people in their attempt to revitalize the once profitable Guyanese bauxite industry. Cambior is also assisting Linmine in obtaining the necessary funding from development agencies for a reinvestment program in its facilities.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding Cambior's management of the Linmine bauxite operations. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward- looking statements in this press-release will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2002 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC. Robert LaVallière Manager — Investor Relations Tel.: (450) 677-2699 Fax: (450) 677-3382 E-mail: info@cambior.com Website: www.cambior.com PR-2003-25

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 21, 2003

SECOND QUARTER 2003 RESULTS CONFERENCE CALL

        Cambior will host a conference call to discuss its second quarter results at 2:00 PM Eastern Time on Tuesday, July 29, 2003. These results will be released on Monday, July 28, 2003 after market close.

        Financial analysts are invited to participate in the call by dialling 1-800-640-7112 in North America. Outside of North America, please dial (416) 641-6655. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or the through CCNMatthews webcast calendar at www.ccnmatthews.com/cambior.

        The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21153039. The webcast will also be archived on the Company's website.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-26

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 23, 2003

UPDATE ON THE DRILLING PROGRAM AT THE WESTWOOD PROJECT,
EAST OF THE DOYON MINE

— Best result: 34.3 g Au/t (or 1 oz Au/t) over 5 meters with copper and silver present

        Cambior Inc. is pleased to announce the most recent results from the exploration drilling program which has been underway since November 2002 on the Westwood project, located two kilometers to the east of the Doyon mine and within the prolific Cadillac mining camp in northwestern Québec. The work included the completion of the first drill hole to a linear depth of 2,272 meters, drill hole 1158-02, which intersected two mineralized zones, the general extension of the mineralized horizon of Zones 1 and 2 of the Doyon mine, as well as the Westwood sulfide mineralized horizon.

        The subsequent work included a secondary deviation ("wedge") carried out from the main hole 1158-02, starting at a depth of 1,160 meters. The geological context intersected is similar to that already described in the press release dated April 9, 2003.

        The secondary deviation 1158A-03 intersected the first mineralized zone between a depth of 1,791 and 1,829 meters (1,520 meters of vertical depth) approximately 100 meters to the east of the main hole. It corresponds to the extension of the Doyon Zone 1 and 2 corridor and consists of an intermediate tuff, strongly sericitized locally with disseminated sulfide mineralization. Some fine quartz veinlets with visible gold were noted.

        The second mineralized zone consists of the Westwood mineralized horizon and was intersected between a depth of 1,900 and 1,940 meters (1,570 meters of vertical depth), approximately 120 meters to the east of the main hole. The mineralization is comprised of multiple veinlets and centimetric bands of semi-massive pyrite and chalcopyrite. Several bands enriched in sphalerite were observed to the south of the gold portion of the horizon. The surrounding rock is a strongly altered dacitic unit. As previously observed, the significance of the mineralized system and the associated alteration is typical of semi-massive sulfide lenses or fringe facies of massive sulfide deposits found at the Bousquet and LaRonde mines.

        The most significant results include:

  •
  34.3 g Au/t and 0.24% Cu over 5 meters followed by an anomalous interval of 1.7 g Au/t over 13.1 meters in the extension of the stratigraphic extension containing Zones 1 and 2 of Doyon;

  •
  a second interval of 9.4 g Au/t and 0.61% Cu over 2.3 meters also in the stratigraphic extension containing Zones 1 and 2 of Doyon;

  •
  and 8.1 g Au/t and 0.17% Cu over 6.5 meters, including 20.2 g Au/t and 0.34% Cu over 2 meters in the mineralized Westwood horizon.

        The detailed drilling results from this drill hole as well as the previous drill hole are attached to this press release. A longitudinal section detailing the Westwood project is also attached.

        Work is continuing with a second wedge currently underway. To date, some 3,230 meters of drilling have been completed and the program should reach nearly 6,000 meters of drilling from the same drilling base. The southern portion of the Doyon property generally indicates a geological context favorable for volcanogenic sulfide deposits and exploration work will continue during the year.

        Louis P. Gignac, President and Chief Executive Officer, stated: "This work is part of a major strategic exploration plan that began in 2001 and which will total $20 million over 5 years. Our efforts have begun to bear fruit in this underexplored area to the east of the mine and at depth. These excellent results, in a very favourable geological context, encourage us to aggressively continue our exploration work Westwood area".

Quality control

        Follow up on the drilling program was carried out by Cambior employees, under the supervision of Ms. Marie-France Bugnon, Geologist, M.Sc. Manager, Exploration Canada. Ms. Bugnon is a qualified person (as defined by National Instrument 43-101) employed by Cambior for more than 6 years and with more than 23 years of experience in exploration.

        The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry, according to industry standards. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were duplicated by the laboratory and verified by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

        The map mentioned in the text is attached to this press release. If you did not receive it, you can download the map with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

Caution Concerning Forward-Looking Statements

        This press release contains certain "forward-looking statements", including, but not limited to, the continuing drilling program and the development plan. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, those set forth in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-27

APPENDIX 1
CAMBIOR INC.
RESULTS OF THE 2002-03 DRILLING PROGRAM — WESTWOOD PROJECT

Drill hole No.	Interval From – To (meters)	Intersected length(1) (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Geological comments
New results
1158A-03	1,791.5 – 1,796.5	5.0	34.3	25.3	0.24		Sericitized zone. 5-20% Py+Cp including two veinlets
			(or 14.8 if cut at 35 g)				Qz+Cp+Py and visible gold
	Incl. 1,791.5 – 1,792.8	1.3	50.0	75.0	0.64
	and 1,794.5 – 1,795.0	0.5	180.9	48.0	0.53
	1,799.5 – 1,812.7	13.2	1.7	3.0			Altered intermediary tuff (biotitised ± sericitized) with 5-10% Py (Cp-Po)
	1,826.9 – 1,829.3	2.4	9.4	11.1	0.61		Zone with Qz veinlets and 5-20% Py+Cp in clusters and veinlets
	1,840.0 – 1,840.5	0.5	1.4	2.0			Sericitized zone, 3-5% disseminated Py
	1,841.8 – 1,842.5	0.8	7.5	5.6	0.39		Biotized and pyritized zone, 5-10% Cp-Po in clusters and veinlets
	1,848.0 – 1,849.5	1.5	3.5				Same biotized and pyritized zone, 5-10% Cp-Po in clusters and veinlets
	1,866.0 – 1,867.5	1.5	1.2	2.8			Same biotized and pyritized zone, 5-10% Cp-Po in clusters and veinlets
	1,899.0 – 1,905.5	6.5	8.1	4.5	0.17		Westwood Zone — northern portion: strongly sericitized zone with 5-10% Py, 2-3%Cp(-Sp) and visible gold
	Incl. 1,903.5 – 1,905.5	2.0	20.2	8.5	0.35
	1,945.5 – 1,946.1	0.6	2.2	14.7		0.48	Sericitized zone with 3-5% disseminated Py and Sp in veinlets
	1,961.5 – 1,963.5	2.0	0.2	3.5		1.80	Same sericitized zone, 10% Py-Sp
Previous results
1158-02	1,697.4 – 1,698.0	0.6	39.3	12.6	0.07		Zones 1-2 Corridor: Strongly serictized band, 20% Py + visible gold in a Qz-Py veinlet
	1,719.0 – 1,722.5	3.5	11.8	5.8	0.24	0.06	Zones 1-2 Corridor: Biotized intermediary tuff with 5-10% Py(Cp-Po)
	Incl. 1,719.0 – 1,720.0	1.0	36.3	11.8	0.23		Strongly serictized band, 10% Py
	and 1,721.5 – 1,722.5	1.0	4.4	5.3	0.31	0.19	10 cm semi-massive Py band with 5% Cp(Sp)
	1,753.8 –1,754.5	0.7	11.0	2.4	0.13		Strongly biotized section with several semi-massive veinlets of Py-Po-Cp±Qz + visible gold
	1,877.5 – 1,887.0	9.5	4.2	6.2	0.14		Westwood Horizon: Sericitic schist with 20-30% Py and 2-5% Cp
	Incl. 1,883.0 – 1,887.0	4.0	6.0	9.5	0.09		Several semi-massive bands of Py-Cp, pyrophillite alteration
	1,894.0 – 1,909.3	15.3	3.4	6.2	0.38		Westwood Horizon: disseminated sulfides and Py and Cp clusters
	Incl. 1,904.0 – 1,909.3	5.3	5.5	9.8	0.58		Presence of multiple semi-massive Py-Cp veinlets
	and 1,906.0 – 1,906.6	0.6	16.3	19.6	0.36		12 cm massive band of Py-Cp

1017-90	1,268.5 – 1,273.5	5.0	4.1	6.7	0.07	0.04	Westwood Horizon: Strongly sericitized, 10-30% disseminated Py (Cp-Sp), locally in massive bands
	1,393.0 – 1,398.5	5.5	5.7	2.3	0.20		Zone 1-2 Corridor: Sericitized and pyritized zone, with cm bands of massive Py(Cp)

NOTE: Only the results greater than 1 g Au/t have been reported

(1)
Drilling intersected the zones at steep angles, representing nearly true thicknesses.

2

3

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 25, 2003

CAMBIOR ANNOUNCES CDN $75 MILLION BOUGHT DEAL

        Cambior Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, Orion Securities Inc. and Paradigm Capital Inc., pursuant to which the underwriters have agreed to purchase 30,000,000 units ("Units") on a bought deal basis, at a price of Cdn $2.50 per Unit for gross proceeds to Cambior of Cdn $75 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.75 for a period of 5 years from the closing date. The offering is scheduled to close on or about August 12, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

        The net proceeds will be added to the working capital of the Company for general corporate purposes.

        The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-28

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 25, 2003

UNDERWRITERS INCREASE BOUGHT DEAL TO CDN $100 MILLION

        Cambior Inc. is pleased to announce that the syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, Orion Securities Inc. and Paradigm Capital Inc., have increased the size of the previously announced bought deal by an additional Cdn $25 million for a total deal size of Cdn $100 million all on the terms set forth in Cambior's earlier press release.

        The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-29

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 28, 2003

All amounts are expressed in US dollars, unless otherwise indicated

CAMBIOR ANNOUNCES ITS SECOND QUARTER FINANCIAL RESULTS

  •
  Gold production of 120,500 ounces

  •
  Revenues of $44.4 million

  •
  Cash flow from operating activities of $4.9 million before changes in non-cash working capital items

  •
  Net loss of $2.1 million (1¢ per share)

  •
  Reduction of hedge book by 73,000 ounces as part of the hedge reduction program

  •
  Successful exploration drilling programs on several properties

  •
  Good construction progress at Rosebel project

SECOND QUARTER FINANCIAL RESULTS

        Cambior Inc. today reported consolidated revenues of $44.4 million for the second quarter ended June 30, 2003, compared to $48.7 million for the corresponding quarter of 2002. Cash flow from operating activities before changes in non-cash working capital items was $4.9 million (3¢ per share), slightly higher than the second quarter of 2002. Cash flow from operating activities was $1.7 million (1¢ per share) compared to $0.1 million in the second quarter of 2002. For the quarter, the Company incurred a net loss of $2.1 million (1¢ per share) compared to a net loss of $3.1 million (2¢ per share) for the corresponding quarter in 2002.

FIRST SIX MONTHS FINANCIAL RESULTS

        Revenues for the first six months of 2003 totalled $90.0 million compared to $98.2 million for the same period in 2002. Cash flow from operating activities before changes in non-cash working capital items was $6.9 million (4¢ per share) compared to $11.1 million (9¢ per share) for the corresponding period in 2002. Cash flow from operating activities was $2.2 million (1¢ per share) compared to $9.3 million (7¢ per share) for the corresponding period in 2002. For the first six months of the year, the net loss was $4.4 million (3¢ per share) compared to a net loss of $13.5 million (11¢ per share) for the corresponding period in 2002.

        The lower cash flow from operating activities and losses are due mainly to lower gold production, the adverse effect of the Canadian/U.S. dollar exchange rate, higher fuel prices and costs associated with the repair of the production hoist at Doyon.

        At the end of the second quarter of 2003, the Company had 171.1 million common shares and 14.0 million listed warrants outstanding.

PRODUCTION HIGHLIGHTS

        For the second quarter of 2003, gold production totalled 120,500 ounces at a mine operating cost of $244 per ounce compared to 137,000 ounces at a mine operating cost of $233 per ounce for the corresponding quarter of 2002. The decrease in production is mainly due to a lower tonnage milled at the Omai mine despite higher grade and recovery.

        Gold production for the first six months of 2003 totalled 254,400 ounces at a mine operating cost of $248 per ounce, compared to 286,100 ounces produced in the same period last year at a cost of $219 per ounce.

        The decrease in the second quarter's gold production at the Omai mine, despite a higher head grade from the Fennell Pit, was due to the depletion of soft rock reserves and a temporary lower processing rate during the dismantling of grinding equipment for the Rosebel gold project in Suriname. Mine operating costs decreased to $227 per ounce due to lower mining and milling costs.

        In May 2003, OMAI Gold Mines Limited reached an agreement with its unionized workers for the long term renewal of the collective agreement until the end of February 2007.

        Despite the breakdown of the production hoist at the Doyon mine on February 28th, 2003, the Doyon Division produced 56,500 ounces of gold during the second quarter, a slight increase over the same period last year. The production hoist was repaired two weeks earlier than expected and resumed operation on April 12, 2003. The mine operating cost at the Doyon Division increased to $257 per ounce as compared to $235 per ounce in the second quarter of 2002 mainly due to the transportation of ore through the ramp system as a result of the hoist failure, the hoist repair costs and a stronger Canadian dollar. However, the maximum mill capacity was maintained using the low-grade ore (1 g Au/t) stockpiled on surface, also contributing to the higher mine operating cost per ounce.

        Cambior is proud to announce that the mine rescue team from the Mouska mine, located adjacent to the Doyon mine, won the Provincial Mine Rescue Competition held May 30 and 31, 2003, in Val-d'Or, Québec.

        During the quarter, Cambior's share of gold production from the Sleeping Giant mine totalled 6,800 ounces at a mine operating cost of $268 per ounce. Despite a higher head grade due to a more selective mining method, unit costs increased compared to the corresponding quarter of last year. This increase is due to lower tonnage milled, more development than planned, and a stronger Canadian dollar.

        The shaft deepening program to reach a depth of 1,000 meters at the Sleeping Giant mine is making good progress. The total investment will be in the order of Cdn $7 million and work will be completed during the second half of 2004.

        For the second quarter of 2003, Cambior's share of niobium sales from the Niobec mine totalled $4.8 million compared to $5.8 million in the corresponding period of 2002. The difference is due to the decrease in the niobium demand from the steel industry in North America, especially in the United States.

GOLD HEDGING PROGRAM AND FINANCIAL HIGHLIGHTS

Continued Reduction in Hedging Program

        During the second quarter of 2003, gold averaged $347 per ounce, down $5 per ounce over the average price of gold in the first quarter of 2003. The price of gold established a solid base at $320 in April with the return of physical demand and producer buy-backs. At the end of the quarter, the gold market saw the introduction of new investment products for retail investors via gold trusts in Australia, Canada and the United States, which should positively impact gold demand. Cambior remains positive on the gold market, and believes that the fundamentals for a sustained increase in the gold price will prevail. These fundamentals include:

  •
  Continued weakening of the US dollar;

  •
  Declining mine supply; and

  •
  Significant reductions in hedging activities by gold producers.

        As at June 30, 2003, the Company had total gold hedging commitments of 900,000 ounces at an average price of $301 per ounce. Taking into account the delivery of gold production since the beginning of 2003 and the repurchase of gold during the first quarter of 2003, Cambior has reduced its hedging commitments by 30% or 386,000 ounces of gold compared to its position at December 31, 2002. As a result of this continuing reduction in the hedging program, approximately 46% of the estimated second-half 2003 production is unhedged.

        The Company reiterates its objective of reducing its hedge book by the end of 2003 to 800,000 ounces, the minimum level required under the new credit facility arranged earlier this year in connection with the Rosebel project. It is expected that hedging commitments will be reduced to less than 20% of mineral reserves by year-end 2003. Exposure to the gold price will be more significant with the commencement of production at the Rosebel gold project, scheduled for the first quarter of 2004.

Financial Highlights

        Capital expenditures for the second quarter of 2003 totalled $23.6 million compared to $7.2 million in 2002. Investments were principally for the construction and development of the Rosebel project.

        At June 30, 2003, cash and short term investments totalled $19 million and shareholders' equity was $186.0 million or $1.09 (Cdn $1.46) per share. Loan drawdowns under the new $60 million credit facility began during the second quarter of 2003 and currently total $15 million. Timely drawdowns will coincide with expenditures for Rosebel construction.

Subsequent Event

Unit offering announced on July 25, 2003

        On July 25, 2003, Cambior announced that it has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 40,000,000 units ("Units") on a bought deal basis, at a price of Cdn $2.50 per Unit for gross proceeds to Cambior of Cdn $100 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.75 for a period of 5 years from the closing date. The offering is scheduled to close on or about August 12, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

USE OF PROCEEDS

        The Company expects to use the net proceeds for general corporate purposes including the funding of potential acquisitions of, or investments in, assets, businesses and properties, including (without limitation) the development of the Rosebel project, that expand, complement or are otherwise related to its current activities and business. The Company has no present agreements or commitments with respect to any material acquisition or investment.

        The Company may be required to use a portion of the net proceeds to repay indebtedness under the 2003 Credit Facility.

ROSEBEL GOLD PROJECT

On schedule and on budget

        The pace of the construction work at Rosebel is in line with the Company's schedule and budget. As of the end of the second quarter of 2003, a total of approximately $46.6 million had been spent on the development and construction of the project and current commitments amounted to $16.0 million. At the end of the quarter, over 1,100 workers were on site. Construction activities have reached maximum level and will continue at this rate until late October at which time activities will progressively reach completion during the next several months. Commercial production is still scheduled for the first quarter of 2004.

        Work progress as at the end of the second quarter is highlighted as follow:

  •
  Detailed engineering was completed by the end of June;

  •
  Foundations for the 38-km, 161-kV transmission line were nearing completion and all the material for the towers and lines were on site;

  •
  Concrete foundations for the grinding mills, grinding sector, administration and truck shop buildings are complete. All structural steel erection is in progress;

  •
  The process plant major equipment is being delivered on a continuous basis. The dismantling of the "A" grinding circuit from the Omai mine was completed and all equipment has been shipped to Suriname;

  •
  The perimeter road for the tailings pond was completed and tree harvesting and clearing and grubbing of the tailings pond was progressing well;

  •
  No lost-time accident was recorded during the second quarter of 2003.

EXPLORATION AND BUSINESS DEVELOPMENT

        During the second quarter of 2003, Cambior's exploration program was very successful on several of its properties.

Doyon mine

New higher grade "J" zone

        On June 24, 2003, Cambior announced an update of the exploration drilling program in the "J" Zone of the Doyon mine.

        Since the beginning of the year, 35 drill holes totaling 10,400 meters have been completed in the eastern portion of the mine between levels 8 and 14 covering the mineralized extensions of the gold-bearing structures within the "J" Zone, located 125 meters east of mine infrastructure. The majority of the drill holes intersected the extensions of the mineralized structures of the "J" Zone and confirm the economic potential of this sector. The main gold-bearing structures of the "J" Zone are characterized by quartz veins rich in pyrite and chalcopyrite with the frequent presence of free gold. Exploration drilling also cut another horizon of alteration south-east of the "J" Zone, with an intersection of 6.0 g Au/t over 3.0 meters.

        Development drilling of 4,500 meters to date has confirmed the continuity of the mineralized zones and the envelope of mineral resources as defined by exploration drilling. The most significant results from the development drilling included:

•
Zone J20
•
19.7 g Au/t over 6.2 meters;
•
6.8 g Au/t over 7.6 meters; and
•
5.4 g Au/t over 4.2 meters.

•
Zone J40
•
16.2 g Au/t over 3.3 meters; and
•
7.4 g Au/t over 3.0 meters.

        To date, the new sector has inferred mineral resources, distributed over three veins between levels 12 and 15, of 356,000 tonnes grading 7.5 g Au/t, representing nearly 85,000 ounces of gold contained, using a dilution rate of 25%. The Company plans to bring these resources into the mineral reserves category by the end of the year. Exploration and development work continues, particularly between levels 8 and 12, in order to identify additional resources in this higher grade sector of the mine. The "J" Zone remains open in all directions and the Company has begun driving an access drift on level 14 towards and within the mineralized structures of the "J" Zone.

Westwood Project

Best result: 34.3 g Au/t (or 1 oz Au/t) over 5 meters with copper and silver present

        On July 23, 2003, Cambior announced excellent results from the Westwood project, located two kilometers to the east of the Doyon mine and within the prolific Cadillac mining camp in northwestern Québec. The work included the completion of the first drill hole to a linear depth of 2,272 meters. Drill hole 1158-02 intersected two mineralized zones, the general extension of the horizon that hosts Zones 1 and 2 at the Doyon mine, as well as the Westwood sulfide horizon.

        Subsequent work included a secondary deviation ("wedge") carried out from the initial hole, starting at a depth of 1,160 meters and intersected the first mineralized zone between a depth of 1,791 and 1,829 meters (1,520 meters of vertical depth) approximately 100 meters to the east of the initial hole, corresponding to the extension of the Doyon Zones 1 and 2 corridor and consists of an intermediate tuff, strongly sericitized locally with disseminated sulfide mineralization. Some fine quartz veinlets with visible gold were noted.

        The second mineralized zone consists of the Westwood sulfide horizon which was intersected between a depth of 1,900 and 1,940 meters (1,570 meters of vertical depth), approximately 120 meters to the east of the initial hole. The mineralization is comprised of multiple veinlets and bands of semi-massive pyrite and chalcopyrite. Several bands enriched in sphalerite were observed to the south of the gold portion of the horizon. The surrounding rock is a strongly altered dacitic unit. As previously observed, the nature of the mineralized system and the associated alteration is typical of semi-massive sulfide lenses or fringe facies of massive sulfide deposits found at the Bousquet and LaRonde mines.

        The most significant results include:

  •
  34.3 g Au/t and 0.24% Cu over 5 meters followed by an anomalous interval of 1.7 g Au/t over 13.1 meters in the extension of the stratigraphic horizon containing Zones 1 and 2 of the Doyon mine;

  •
  a second interval of 9.4 g Au/t and 0.61% Cu over 2.3 meters also in the stratigraphic extension containing Zones 1 and 2 of the Doyon mine; and

  •
  8.1 g Au/t and 0.17% Cu over 6.5 meters, including 20.2 g Au/t and 0.34% Cu over 2 meters in the mineralized Westwood horizon.

        The southern portion of the Doyon property generally indicates a geological context favorable for volcanogenic sulfide deposits and work is currently underway on a second wedge from the initial hole.

2003 OUTLOOK

        Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "We are very pleased with the construction progress at the Rosebel gold project. We are halfway through the development to bring the deposits into production in the beginning of 2004 on time and within budget. The development of the Rosebel project is the current cornerstone of our strategy to enhance shareholder value, since it allows us to propel the consolidated gold production of the Company from 520,000 ounces in 2003 to more than 700,000 ounces of gold in 2004. On the exploration side, the results obtained at Doyon, in particular in the new higher grade "J" Zone sector located near current underground infrastructures, and on the Westwood property located east of Doyon mine, have been excellent and encourage us to aggressively pursue our exploration and development work in these areas located in very favorable geological environment."

About Cambior

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

MD&A and Consolidated Financial Statements

        Cambior's interim MD&A and unaudited Consolidated Financial Statements for the second quarter and the first half ended June 30, 2003 with the accompanying notes and comments are available in PDF format on our website at www.cambior.com or through the CCNMatthews website at www.CCNMatthews.com.

Cancellation of Second Quarter 2003 Financial Results Conference Call

        Due to the Unit offering announced on July 25, 2003, and restrictions imposed by the United States Securities and Exchange Commission, the Company has decided to cancel the conference call originally scheduled for July 29, 2003 at 2:00 p.m.

Cautionary Note

        This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Caution Concerning Forward-Looking Statements

        This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the use of hedging and non-hedge derivative instruments, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing, risks of hedging strategies, risk related to non-hedge derivative instruments, risks of delays in construction and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-30

CAMBIOR INC.

HIGHLIGHTS

	Second Quarter ended June 30,		First Half ended June 30,
(unaudited) All amounts in US dollars
	2003	2002	2003	2002
RESULTS (in millions of $)
Total revenues	44.4	48.7	90.0	98.2
EBITDA(1)	5.0	8.4	11.1	18.3
Cash flow from operating activities	1.7	0.1	2.2	9.3
Adjusted cash flow from operating activities(2)	4.7	3.2	8.3	15.4
Earnings (Loss) before the undernoted items	(1.8)	0.6	(5.8)	2.1
Non-hedge derivative gain (loss) and other	(0.3)	(3.7)	1.4	(15.6)

Net loss	(2.1)	(3.1)	(4.4)	(13.5)

PER SHARE ($)
EBITDA(1)	0.03	0.06	0.07	0.15
Cash flow from operating activities	0.01	0.00	0.01	0.07
Adjusted cash flow from operating activities(2)	0.03	0.02	0.05	0.12
Earnings (Loss) before the undernoted items	(0.01)	0.00	(0.03)	0.02
Non-hedge derivative gain (loss) and other	(0.00)	(0.02)	0.00	(0.13)

Net loss	(0.01)	(0.02)	(0.03)	(0.11)
Weighted average number of common shares outstanding (in millions)	170.9	140.9	167.5	124.2

GOLD
Number of ounces produced (000)	121	137	254	286
Number of ounces sold (000)	125	137	253	293
Accounting realized price ($ per ounce)	312	311	309	300
Average market price ($ per ounce)	347	312	350	301
Mine operating costs ($ per ounce)	244	233	248	219

	June 30, 2003		December 31, 2002
FINANCIAL POSITION (in millions of $)
Cash and short-term investments	19		43
Total assets	319		279
Total debt	37		28
Deferred revenue	31		37
Shareholders' equity	186		163

(1)
Earnings before interest, taxes, depreciation and amortization, non-hedge derivative gain/loss and other (Note 13 of the notes to the consolidated financial statements).

(2)
Cash flows from operating activities presented without the impact of deferred revenue (Note 14 of the notes to the consolidated financial statements).

	Second Quarter ended June 30,		First Half ended June 30,
	2003	2002	2003	2002
GOLD PRODUCTION STATISTICS (unaudited)
Omai (100%)
Production (ounces)	57,200	73,500	131,600	155,500
Tonnage milled (t)	1,246,300	1,935,200	2,998,300	3,866,400
Grade milled (g Au/t)	1.54	1.29	1.50	1.35
Recovery (%)	93	91	91	92
Mine operating costs ($ per tonne milled)	10	9	10	9
Mine operating costs ($ per ounce)	227	234	235	220
Depreciation ($ per ounce)	36	41	36	40

Doyon Division(1)
Production (ounces)	56,500	55,100	108,300	113,200
Tonnage milled (t)
Underground mines	283,500	321,500	540,200	632,900
Low grade stockpile	37,500	11,900	92,500	20,100

Total	321,000	333,400	632,700	653,000
Grade milled (g Au/t)
Underground mines	6.4	5.6	6.4	5.8
Low grade stockpile	1.0	1.0	1.0	1.0

Average	5.8	5.4	5.6	5.7
Recovery (%)	95	95	95	96
Mine operating costs ($ per tonne milled)	45	39	45	38
Mine operating costs ($ per ounce)	257	235	264	221
Depreciation ($ per ounce)	73	63	70	63

Sleeping Giant (50%)
Production (ounces)	6,800	8,400	14,500	17,400
Tonnage milled (t)	17,900	26,800	38,200	54,900
Grade milled (g Au/t)	12.3	10.1	12.2	10.2
Recovery (%)	97	97	97	97
Mine operating costs ($ per tonne milled)	103	68	95	66
Mine operating costs ($ per ounce)	268	217	250	207
Depreciation ($ per ounce)	51	44	50	44

TOTAL GOLD PRODUCTION (ounces)	120,500	137,000	254,400	286,100
MINE OPERATING COSTS ($ per ounce)	244	233	248	219

CONSOLIDATED GOLD PRODUCTION COSTS ($ per ounce)
Direct mining costs	239	245	241	209
Deferred stripping costs	5	(12)	7	10
Refining and transportation	2	2	2	2
By-product credits	(2)	(2)	(2)	(2)

Mine operating costs	244	233	248	219
Royalties	9	9	10	9

Total operating costs	253	242	258	228
Depreciation	54	50	51	50
Restauration	4	4	4	3

Total production costs	311	296	313	281

(1)
Includes the Doyon and Mouska mines

SECOND QUARTER 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2002, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

        During the second quarter of 2003, highlights included:

  •
  Gold production of 120,500 ounces

  •
  Mine operating costs impacted by a stronger Canadian dollar

  •
  Cash flow from operating activities of $1.7 million

  •
  Net loss of $2.1 million (1¢ per share)

  •
  Reduction of hedge book by 7.5% or 73,000 ounces as part of hedge reduction program

  •
  Exploration drilling program successful on several properties

  •
  Good progress in construction of Rosebel project.

CONSOLIDATED OPERATIONS

        During the second quarter of 2003, Cambior incurred a loss, prior to adjustments for non-hedge derivative gains/losses, of $1.8 million compared to a profit of $0.6 million during the second quarter of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $0.3 million ($3.7 million in 2002) resulted in a net loss of $2.1 million ($0.01 per share) compared to a net loss of $3.1 million ($0.02 per share) for the corresponding period in 2002. EBITDA1 was $5.0 million as compared to $8.4 million for the corresponding quarter of 2002. Lower gold and niobium sales and higher mine operating costs contributed to the EBITDA decrease in 2003.

(1)
Earnings before interest, taxes, depreciation and amortization and non-hedge derivative gains/loss and other. (Note 13 of the notes to consolidated financial statements).

        During the first half of 2003, Cambior incurred a loss, prior to adjustments for non-hedge derivative gains/losses, of $5.8 million compared to a profit of $2.1 million during the first half of 2002. Non-cash accounting adjustments due to a non-hedge derivative gain of $1.4 million (loss of $15.6 million in 2002) resulted in a net loss of $4.4 million ($0.03 per share) compared to a net loss of $13.5 million ($0.11 per share) for the corresponding period in 2002. EBITDA was $11.1 million as compared to $18.3 million for the corresponding period of 2002.

        The table below summarizes the components resulting in the operating profit from mining operations and indicates the net loss in accordance with Canadian generally accepted accounting principles ("GAAP"):

	Second Quarter ended June 30,		First Half ended June 30,
(in millions of $)
	2003	2002	2003	2002
Revenues	44.4	48.7	90.0	98.2

Operating costs	35.4	35.7	71.6	71.4
Refining and transportation	0.4	0.6	1.0	1.2
Royalties	1.1	1.3	2.5	2.6

Mining operations	36.9	37.6	75.1	75.2

Gross margin	7.5	11.1	14.9	23.0
Depreciation, depletion and amortization	6.8	7.2	13.6	14.9

Operating profit	0.7	3.9	1.3	8.1

Net loss (GAAP)	(2.1)	(3.1)	(4.4)	(13.5)

REVENUES

        For the second quarter of 2003, revenues totalled $44.4 million compared to $48.7 million for the corresponding quarter of 2002. Gold sales totalled 125,000 ounces compared to 137,000 ounces sold during the same period in 2002 due to lower production from the Omai gold mine as a result of the depletion of soft rock reserves and temporary lower processing rate during the dismantling of grinding equipment for transfer to the Rosebel project.

        The realized price per ounce of gold sold amounted to $312 compared to $311 in 2002. The average market price of gold was $347 per ounce for the quarter, versus $312 per ounce in the corresponding period of 2002. The lower realized price compared to the market price is due to Cambior delivering a substantial portion of its production against forward sales contracts outstanding.

        Niobium sales for the quarter amounted to $4.8 million compared to $5.8 million in 2002 due to the decrease in the demand from the steel industry in the United States and Canada.

        During the first half of 2003, revenues totalled $90.0 million compared to $98.2 million for the first half of 2002. Gold sales totalled 253,000 ounces compared to 293,000 ounces during the same period in 2002 due to lower production. The realized price per ounce of gold sold amounted to $309 compared to $300 in 2002. The average market price of gold was $350 per ounce for the first half of 2003 compared to $301 per ounce in 2002. Niobium sales for the first half of 2003 amounted to $9.6 million compared to $11.7 million in 2002. Revenues also include a gain of $1.2 million on disposal of a crusher during the first half of 2003.

EXPENSES

        Mine operating costs in the second quarter of 2003 totalled $36.9 million, compared to $37.6 million incurred during the corresponding quarter of 2002. In terms of unit costs, mine operating costs were $244 per ounce in 2003, higher than the $233 per ounce of 2002. Higher gold mine operating costs were mainly due to the strengthening of the Canadian dollar from $1.55 Cdn/$US in the second quarter of 2002 to $1.40 Cdn/$US in the second quarter of 2003 which added $1.8 million ($15 per ounce) to the gold operating costs and $0.4 million to the niobium operating costs.

        During the first half of 2003, mine operating costs amounted to $75.1 million compared to $75.2 million during the corresponding period of 2002. The strengthening of the Canadian dollar from $1.57 Cdn/$ US in the first half of 2002 to $1.45 Cdn/$ US in the first half of 2003 added $2.7 million ($10 per ounce) to the gold mine operating costs and $0.6 million to the niobium operating costs. The remaining difference is explained by high fuel prices mainly in Omai, increased energy consumption and increased of operating costs at Doyon due to the failure of the production hoist.

        The gold operating statistics are as follows:

	Second Quarter ended June 30,				First Half ended June 30,
	2003		2002		2003		2002
	Ounces	Mine operating costs ($/ounce)	Ounces	Mine operating costs ($/ounce)	Ounces	Mine operating costs ($/ounce)	Ounces	Mine operating costs ($/ounce)
Omai mine	57,200	227	73,500	234	131,600	235	155,500	220
Doyon Division	56,500	257	55,100	235	108,300	264	113,200	221
Sleeping Giant mine (50%)	6,800	268	8,400	217	14,500	250	17,400	207

	120,500	244	137,000	233	254,400	248	286,100	219

        Depreciation, depletion and amortization amounted to $6.8 million for the second quarter of 2003 compared to $7.2 million in the corresponding quarter of 2002 and amounted to $13.6 million for the first half of 2003 compared to $14.9 million in the corresponding period of 2002 due to lower production and higher reserves.

        General and administrative expenses were $3.5 million during the first half of 2003 compared to $2.7 million during the first half of 2002 due to higher insurance costs, investor relation expenses and stronger Canadian dollar.

        Financial expenses in the first half of 2003 include the writedown of deferred financial charges of $1.1 million related to the 2001 credit facility reimbursed during the first quarter of 2003. For the second quarter of 2003, the financial expenses are related to the construction of the Rosebel project and are capitalized.

        As a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations and capital taxes in Canada. In the second quarter of 2003, Cambior recorded a refund of $0.7 million under the Québec mining duties reimbursable credit program.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

        In accordance with the terms of its bank loan agreement and prepaid gold forward sales agreement, the Company has maintained a revenue protection program. The Company's objective is to reduce its commitments to 800,000 ounces by the end of the year 2003. Cambior has reduced its hedging commitments by 30% or 386,000 ounces of gold since December 31, 2002. Approximately 46% of the estimated remaining production for 2003 is available for sale at market prices.

        During the first quarter of 2003, Cambior repurchased 189,000 ounces of gold from its gold hedging program at an average price of $342 per ounce, compared to the average market price of gold of the first quarter of 2003 of $353 per ounce. Of this purchase, 134,000 ounces will be used to close gold hedging contracts in 2003, resulting in a disbursement of $1.7 million. The other repurchased positions will be applied against hedging positions subsequent to 2003.

        During the second quarter, the Company converted 88,463 ounces of Canadian gold forward sales into US dollar gold forward sales thereby increasing the future realized price from $321 an ounce to $359 an ounce. In addition, the Company repurchased all of its remaining Canadian dollar hedging commitments so at the end of the quarter, the Company had full exposure to fluctuations in US$/Cdn$ exchange.

        At June 30, 2003, the Company had minimum delivery obligations of 786,000 ounces at a price of $302 per ounce and total commitments of 900,000 ounces at a price of $301 per ounce. These commitments include the call options sold.

        The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is dependent on the market price, rate of interest, gold lease rate and volatility. The transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation causes a variation in the earnings during the period.

        The average market price of gold was $347 per ounce during the second quarter of 2003 ($350 per ounce during the first half of 2003). The price decreased in April down to $320 per ounce and increased in May and June to $356 per ounce mainly due to the weaker US dollar. Continued concerns over the US economy and deficits and continued reduction in gold supply should be favourable factors for the price of gold in 2003 and 2004.

        Due to an increase in the closing price of gold from $335 per ounce on March 31, 2003 to $346 per ounce on June 30, 2003, the mark-to-market value of these non-hedge derivatives deteriorated by $0.3 million during the second quarter of 2003. Due to the reduction in the time premium and despite a small increase in the closing price of gold from $343 per ounce on December 31, 2002, the mark-to-market value of the non-hedge derivative instruments improved by $1.4 million during the first half of 2003. This adjustment (loss/gain) has no impact on cash flows.

        The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	June 30, 2003	March 31, 2003	December 31, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Closing gold market price ($/oz)	346	335	343	319	301	277

(in millions of $)
Mark-to-market value of hedge derivative instruments	(24.0)	(23.4)	(37.3)	(26.3)	(14.5)	3.5
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet	(4.9)	(4.7)	(6.4)	(7.4)	(6.3)	5.3

Estimated mark-to-market value — Revenue protection program	(28.9)	(28.1)	(43.7)	(33.7)	(20.8)	8.8

	Second Quarter ended June 30,		First Half ended June 30,
	2003	2002	2003	2002
(in millions of $)
Impact on earnings of non-hedge derivative instruments
Mark-to-market value at the end of period	(5.0)	(7.4)	(5.0)	(7.4)
Mark-to-market value at the beginning of period	(4.7)	(6.3)	(6.4)	5.4

Non-hedge derivative gain (loss) related to the variation of non-hedge derivative instruments	(0.3)	(1.1)	1.4	(12.8)

Deferred non-hedge derivative losses related to the conversion of call options into forward instruments	—	(2.3)	—	(2.3)

Total non-hedge derivative gain (loss)	(0.3)	(3.4)	1.4	(15.1)

        The negative $5.0 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and expiry date of these instruments at the end of each period. The Company has indicated that it will not use these instruments in the future, such there will be no effect on earnings after the end of 2004.

CONSOLIDATED CASH FLOWS

Operating activities

        For the second quarter of 2003, cash flow from operating activities was $1.7 million compared to $0.1 million in the same period of 2002. The difference is mainly due to higher cash flow from operations from a decrease in non-cash working capital items.

        During the first half of 2003, cash flow from operating activities was $2.2 million compared to $9.3 million for the same period of 2002 mainly due to lower sales, higher costs and an increase in non-cash working capital items.

Investing activities

        Investment in property, plant and equipment for the second quarter of 2003 totalled $23.6 million compared to $7.2 million for the same period in 2002. Investments were principally for the Rosebel project development ($21.0 million net of the non-cash working capital variation) and exploration and sustaining capital expenditures ($2.6 million).

        During the first half of 2003, cash investment in property, plant and equipment amounted to $43.2 million compared to $15.2 million in the corresponding period of 2002. Investments included $36.5 million net of the non-cash working capital variation for the Rosebel project and $6.7 million in exploration and sustaining capital expenditures.

Rosebel project

        In January of 2003, the Company officially announced the construction release for the project and a groundbreaking ceremony was held at Rosebel. The Company also completed the financing documentation and obtained the political risk insurance required for the Rosebel gold project. After construction and mining equipment had arrived on site early in the year, construction activities focused on the permanent camp, road access to the various project sites, surveying and clearing of the corridor for the 38-km transmission line, and ground leveling for the mill and plant sites. Foundations for the grinding mills and the grinding sector also progressed during the first quarter.

        During the second quarter, construction progressed with completion of detailed engineering, camps and access roads, substantial progress on all concrete foundations and erection of structural steel for the processing facilities and shops-warehouse-administration building complex. Grinding mills and ancillary equipment were dismantled at Omai, refurbished and were being shipped to Rosebel at the end of the quarter. Other milling equipment was being expedited and has started accumulating on site. Installation of leaching tanks was also initiated. Foundations for the power line were nearing completion and all material for the towers and lines were on site. The perimeter road for the tailings pond was completed and tree harvesting and clearing and grubbing of the tailings pond was progressing well. Capital costs totalled $31.9 million before the deduction of the working capital variation. Current commitments amounted to $16.0 million as at June 30, 2003. At the end of the quarter, 1,134 employees were working on site. The project is progressing within the budget of $94.5 million and as scheduled. Capitalized amounts for the Rosebel project include financial expenses of $1.5 million during the second quarter of 2003 ($1.8 million in the first half of 2003).

Other investing activities

        During the second quarter of 2003, the Company also made investments in marketable securities totalling $0.9 million compared to $1.2 million in the second quarter of 2002. Investments in marketable securities amounted to $1.2 million during the first half of 2003 compared to $1.3 million in 2002.

Financing activities

        During the first quarter of 2003, some 10.5 million common shares were issued following the exercise of warrants outstanding, for total proceeds of $11.9 million of which $5 million were used to reimburse a portion of the new credit facility. During the second quarter of 2003, some 0.5 million common shares were issued following the exercise of warrants and options for total proceeds of $0.2 million.

        On February 7, 2003, the Company entered into a new credit agreement to finance the development of the Rosebel project and to reimburse the amount under the previous facility. The agreement includes a $50 million term loan and a $10 million revolving credit facility, both expiring on December 31, 2007.

        The agreement calls for a mandatory hedging program and includes various covenants. The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and Rosebel project. Interest is payable at a rate of LIBOR + premium, which is calculated based on a loan life protection ratio.

        Loan drawdowns under this new credit facility began during the second quarter of 2003 for a total of $11.0 million under the term loan and $4.0 million under the revolving loan and will be progressive based on the construction expenditures. At June 30, 2003, the credit facility amounted to $32.4 million. The remaining portion available on the credit facility totals $27.6 million which, combined with internally generated funds, should be sufficient to complete the Rosebel project.

        The Company incurred deferred financing charges totalling $1.6 million during the first quarter and $0.1 million during the second quarter related to the new credit facility which will be charged to earnings over the term of the loan.

CLAIM

        On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited (OGML) in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

        OGML has a rigorous and extensive water monitoring program which demonstrates full compliance with environmental regulations in Guyana based on Canadian and American standards. Furthermore, Guyana's Environmental Protection Agency (EPA) and the Guyana Geology and Mines Commission (GGMC) also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

        OGML's environmental management system is certified under the ISO 14001 standard, a system developed by international experts under the auspices of the International Standard Organization based in Switzerland. As part of the certification process, the system is regularly audited by SGS, an independent world-leading certification organization.

        Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on the Company's financial condition or operating results.

SUBSEQUENT EVENT

        On July 25, 2003, Cambior announced that it has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 40,000,000 units ("Units") on a bought deal basis, at a price of Cdn $2.50 per Unit for gross proceeds to Cambior of Cdn $100 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.75 for a period of 5 years from the closing date. The offering is scheduled to close on or about August 12, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

        The Company expects to use the net proceeds for general corporate purposes including the funding of potential acquisitions of, or investments in, assets, businesses and properties, including (without limitation) the development of the Rosebel project, that expand, complement or are otherwise related to its current activities and business. The Company has no present agreements or commitments with respect to any material acquisition or investment.

        The Company may be required to use a portion of the net proceeds to repay indebtedness under the 2003 Credit Facility.

        This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus.

NON-GAAP MEASURES

        We have included measures of earnings before interest, taxes, depreciation and amortization and non-hedge derivative gain/loss and other ("EBITDA"), earnings before non-hedge derivative gain/loss and other and adjusted cash flow from operating activities, because we believe that this information will help investors in understanding the level of the Company's operational earnings and assessing its performance in 2003 compared to the prior year. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented in notes 13 and 14 of the interim consolidated financial statements.

RISKS

        By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

	Second Quarter ended June 30,		First Half ended June 30,
	2003	2002	2003	2002
	(unaudited)		(unaudited)
CONSOLIDATED OPERATIONS (in thousands of United States dollars)
	$	$	$	$
REVENUES
Mining operations	44,308	48,643	88,644	98,037
Investment and other income	42	118	1,344	181

	44,350	48,761	89,988	98,218

EXPENSES
Mining operations	36,926	37,632	75,135	75,214
Depreciation, depletion and amortization	6,795	7,177	13,639	14,857
Exploration and business development	1,594	1,275	2,558	2,003
General and administrative	1,524	1,396	3,487	2,654
Financial expenses	21	506	1,555	1,161

	46,860	47,986	96,374	95,889

Earnings (Loss) before the undernoted items	(2,510)	775	(6,386)	2,329
Non-hedge derivative gain (loss) and other (Note 9)	(248)	(3,701)	1,417	(15,630)
Income and mining taxes	661	(164)	569	(221)

Net loss	(2,097)	(3,090)	(4,400)	(13,522)

Basic net loss per share (in dollars)	(0.01)	(0.02)	(0.03)	(0.11)

Diluted net loss per share (in dollars)	(0.01)	(0.02)	(0.03)	(0.11)

Basic weighted average number of common shares outstanding (in thousands)	170,866	140,852	167,546	124,157

Diluted weighted average number of common shares outstanding (in thousands) (Note 12)	170,866	140,852	167,546	124,157

CONSOLIDATED CONTRIBUTED SURPLUS (in thousands of United States dollars)
Balance, beginning	—	23,047	—	23,047
Transfer to deficit	—	(23,047)	—	(23,047)

Balance, ending	—	—	—	—

CONSOLIDATED DEFICIT (in thousands of United States dollars)
Balance, beginning	(109,751)	(129,987)	(107,448)	(117,876)
Net loss	(2,097)	(3,090)	(4,400)	(13,522)
Share and warrants issue expenses, net of income taxes	—	(2,864)	—	(4,543)
Transfer from contributed surplus	—	23,047	—	23,047

Balance, ending	(111,848)	(112,894)	(111,848)	(112,894)

	Second Quarter ended June 30,		First Half ended June 30,
	2003	2002	2003	2002
	(unaudited)		(unaudited)
CONSOLIDATED CASH FLOWS (in thousands of United States dollars)
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(2,097)	(3,090)	(4,400)	(13,522)
Non-cash items
Deferred revenue — Delivery of gold on the prepaid forward (Note 6)	(3,055)	(3,055)	(6,111)	(6,111)
Depreciation, depletion and amortization	6,795	7,177	13,639	14,857
Amortization of deferred stripping costs (included in mining operations expenses)	759	—	2,327	—
Provision for environmental obligations	414	475	825	942
Deferred gains	1,680	(708)	807	(878)
Non-hedge derivative loss (gain) and other	248	3,701	(1,417)	15,630
Others	121	85	1,245	133

	4,865	4,585	6,915	11,051
Changes in non-cash working capital items (Note 2)	(3,173)	(4,461)	(4,722)	(1,751)

Cash flow from operating activities	1,692	124	2,193	9,300

INVESTING ACTIVITIES
Short-term investments (Note 3)	—	—	25,208	—
Investments	(874)	(1,263)	(1,245)	(1,252)
Rosebel project development (Note 2)	(21,034)	(2,847)	(36,527)	(6,216)
Other property, plant and equipment	(2,616)	(4,347)	(6,665)	(9,021)

Cash flow used in investing activities	(24,524)	(8,457)	(19,229)	(16,489)

FINANCING ACTIVITIES
Long-term debt — Borrowings	15,000	—	15,000	—
Long-term debt — Repayments	(37)	(19,342)	(6,218)	(27,903)
Deferred charges	(54)	—	(1,683)	—
Shares and warrants issued net of issue expenses (Note 8)	188	36,968	12,113	52,901

Cash flow from financing activities	15,097	17,626	19,212	24,998

Effect of changes in the exchange rate on cash held in foreign currency	(497)	(125)	(703)	35

Net increase (decrease) in cash and cash equivalents	(8,232)	9,168	1,473	17,844
Cash and cash equivalents, beginning	27,300	23,262	17,595	14,586

Cash and cash equivalents, ending (Note 3)	19,068	32,430	19,068	32,430

CONSOLIDATED BALANCE SHEETS (in thousands of United States dollars)	June 30, 2003 (unaudited) $	December 31, 2002 (audited) $
ASSETS
Current assets
Cash and short-term investments (Note 3)	19,068	42,803
Accounts receivable	5,914	4,078
Settlements receivable	3,013	3,644
Production inventories	6,149	4,414
Supplies inventory and prepaid expenses	21,354	18,294

	55,498	73,233
Investments (Note 4)	5,410	4,165
Property, plant and equipment	256,009	200,175
Deferred charges	2,242	1,833

	319,159	279,406

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	37,165	24,341
Current portion of long-term debt	5,669	1,147
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	2,665	2,949

	57,721	40,659
Long-term debt (Note 5)	31,201	26,851
Deferred revenue (Note 6)	18,334	24,445
Deferred gains (Note 7)	2,718	3,304
Provision for environmental obligations and other	18,229	15,178
Fair-value of non-hedge derivatives (Note 9)	4,945	6,362

	133,148	116,799

SHAREHOLDERS' EQUITY
Capital stock (Note 8)	301,023	288,910
Deficit	(111,848)	(107,448)
Cumulative translation adjustment	(3,164)	(18,855)

	186,011	162,607

	319,159	279,406

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1.     BASIS OF PRESENTATION

        The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002. The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

2.     CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Second Quarter ended June 30,		First Half ended June 30,
(in thousands of dollars)	2003 ($)	2002 ($)	2003 ($)	2002 ($)
Accounts receivable	(1,796)	(411)	(1,930)	13
Settlements receivable	420	52	631	(164)
Production inventories	795	(54)	(1,735)	2,527
Supplies inventory and prepaid expenses	(93)	(1,815)	(2,434)	(1,403)
Accounts payable and accrued liabilities	(2,499)	(2,233)	746	(2,724)

	(3,173)	(4,461)	(4,722)	(1,751)

        The changes in non-cash working capital items of the Rosebel project totalling $10,871,000 are classified in investing activities.

3.     CASH AND SHORT-TERM INVESTMENTS

(in thousands of dollars)	June 30, 2003 ($)	December 31, 2002 ($)
Cash	3,668	2,575
Short-term investments with maturities less than 3 months, bearing interest at 1.1% (1.20% to 2.65% in 2002)	15,400	15,020

Cash and cash equivalents	19,068	17,595
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at rates varying from 1.05% to 2.75% in 2002	—	25,208

	19,068	42,803

4.     INVESTMENTS

(in thousands of dollars)	June 30, 2003 ($)	December 31, 2002 ($)
Shares of publicly-traded companies, at cost	3,660	2,466
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%.	1,750	1,699

	5,410	4,165

        At June 30, 2003, the fair value of the publicly-traded companies was $6,169,000 based on the last quoted market price ($5,082,000 at December 31, 2002 including an amount of $855,000 representing the warrants value expiring in June 2003 as determined by the management). The fair value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.

5.     LONG-TERM DEBT

        The long-term debt position is summarized as follows:

(in thousands of dollars)	June 30, 2003 ($)	December 31, 2002 ($)
New credit facility — Term loan	28,440	—
New credit facility — Revolving loan	4,000	—
2001 Credit facility — Term loan	—	22,440
Obligations under capital lease	588	661
Balance of purchase price	1,869	2,860
Other debt	1,973	2,037

	36,870	27,998
Current portion	5,669	1,147

Long-term portion	31,201	26,851

New Credit Facility

        On February 7, 2003, Cambior closed a new credit facility with a group of financial institutions for an amount of $65,000,000. The credit facility consists of a term loan for an amount of $55,000,000 and a $10,000,000 revolving credit facility, both maturing on December 31, 2007.

        This new credit facility was used to repay the $22,440,000 balance under the 2001 credit facility and will be used to finance the construction and development of the Rosebel project.

        As per this new credit agreement, Cambior repaid $5,000,000 from the proceeds of the exercise of warrants in the first quarter of 2003 in order to reduce commitments under the term facility.

        During the second quarter of 2003, the Company did loan drawdowns of $11,000,000 under the term loan of the new credit facility and $4,000,000 under the revolving credit facility to finance the construction and development of the Rosebel project. Drawdowns are progressive based on construction expenditures.

        The repayments assuming a full drawdown of the facility are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	Amount per year (in thousands of dollars) ($)
2004	13,636
2005	14,545
2006	14,545
2007	17,274

60,000

        The credit facility bears interest at LIBOR rate plus 2.50%, until "Commercial Completion" of the Rosebel project as defined under the terms of the credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

        The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and the Rosebel project.

        Under the new credit facility, Cambior is required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the loan facility. As part of the Revenue Protection Program covenant, Cambior has the right to roll forward its contracts up to the final maturity of the loan and the hedging lines will not be subject to margin calls. This covenant allows Cambior to pursue its reduction of its Revenue Protection Program in accordance with its corporate strategy.

        The new credit facility is subject to the maintenance of various covenants and financial ratios similar to those of the 2001 credit facility.

Balance of purchase price

        The balance of purchase price represents the discounted amount, calculated with an interest rate of 5.0%, of instalments of $1,000,000 and $960,000 due in January 2004 and January 2005 respectively. An amount of $1,040,000 was paid during the first quarter of 2003. This balance is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

Other debt

        Upon receiving the Right of Exploitation of the Rosebel Project in December 2002, a balance of $2,133,000 became payable to Grasshopper Aluminum Company N.V. (Grassalco) in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual instalments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value, calculated with an interest rate of 3.19%, is evaluated at $1,973,000.

Minimum reimbursements

        At June 30, 2003, the minimum reimbursements on the long-term debt are as follows for the coming years:

(in thousands of dollars)
Year of repayment	Term loan ($)	Revolving loan ($)	Obligations under capital leases ($)	Balance of purchase price ($)	Other debt ($)	Total ($)
2003 (6 months)	—	—	74	—	—	74
2004	13,636	—	147	976	—	14,759
2005	14,545	—	147	893	678	16,263
2006	259	4,000	147	—	658	5,064
2007	—	—	73	—	637	710

	28,440	4,000	588	1,869	1,973	36,870

6.     DEFERRED REVENUE

        On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

        The deliveries of gold under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	(in thousands of dollars) ($)
2003 (6 months)	25,959	6,111
2004	51,919	12,222
2005	51,920	12,223

	129,798	30,556
Current portion	51,919	12,222

Long-term portion	77,879	18,334

        The estimated fair value of the prepaid gold forward sales agreement (long-term and current portion) is $42,523,000.

7.     DEFERRED GAINS

        Deferred gains include gains resulting from the anticipated delivery of gold and US dollars against contracts with expiry dates subsequent to the end of the period and gains accounted for at the expiry dates of contracts that will be delivered later.

        This account also includes non-hedge derivative losses related to call options and variable volume forward (VVF) converted into forward instruments.

(in thousands of dollars)	June 30, 2003 $	December 31, 2002 $
Deferred gains (losses) — Gold	(1,512)	3,923
Deferred gains — US dollars	4,809	—
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	2,086	2,330

	5,383	6,253
Current portion	2,665	2,949

Long-term portion	2,718	3,304

8.     ISSUANCE OF COMMON SHARES

	Second Quarter ended June 30, 2003		First Half ended June 30, 2003
(in thousands of dollars)	Number of common shares (000)	Amount ($)	Number of common shares (000)	Amount ($)
Common shares issued and fully paid:
Balance, beginning of period	170,691	299,997	160,167	288,040

Issued:
Exercise or expiry of warrants	396	882	10,920	12,839
Exercise of options	55	27	55	27

	451	909	10,975	12,866

Balance, end of period	171,142	300,906	171,142	300,906

Common share Purchase Warrants:
Balance, beginning of period		838		870

Exercised		(133)		(165)
Expired		(588)		(588)

		(721)		(753)

Balance, end of period		117		117

Total capital stock		301,023		301,023

        During the first quarter of 2003, some 10,524,000 common shares were issued following the exercise of warrants issued previously for total proceeds of $11,925,000 (Cdn $17,848,000).

        During the second quarter of 2003, some 451,000 common shares were issued following the exercise of warrants and options for total proceeds of $188,000 (Cdn $259,000). The options were exercised by employees of the Company under the Stock Option Plan for key employees.

        During the second quarter of 2003, some 1,363,000 warrants exercisable at a price of Cdn $2.20 each and 682,000 warrants exercisable at a price of Cdn $3.00 each expired without being exercised. The value of these warrants totalling $588,000 was transferred into capital stock. As at June 30, 2003, the maximum number of warrants exercisable into common shares is as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	350
May 16, 2002	November 24, 2003	Cdn $3.00	13,636	13,636

			14,936	13,986

9.     REVENUE PROTECTION PROGRAM

a)
Gold sales and deliveries

        The Company's gold sales and deliveries commitments, as at June 30, 2003, are as follows(1):

		2003 (6 months)	2004	2005	2006	2007	Total
Forwards
quantity (000 oz)	118	252	155	130	56	711
average price ($/oz)	289	315	327	326	350	318

Prepaid gold forwards (note 6)
quantity (000 oz)	26	52	52	—	—	130
average price ($/oz)	235	235	235	—	—	235

Spot deferred (long)
quantity (000 oz)	—	(55)	—	—	—	(55)
average price ($/oz)	—	359	—	—	—	359

Minimum delivery obligations
quantity (000 oz)	144	249	207	130	56	786
average price ($/oz)	279	289	304	326	350	302

Call options sold(2)(3)
quantity (000 oz)	10	104	—	—	—	114
average price ($/oz)	300	301	—	—	—	301

Total delivery commitments
quantity (000 oz)	154	353	207	130	56	900
average price ($/oz)	281	292	304	326	350	301

(1)
The designation dates for accounting purposes differ from commitment dates.

(2)
The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3)
Certain call options sold and forward positions, totalling 500,796 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

        At June 30, 2003, the estimated mark-to-market value of Cambior's gold forward sales and delivery commitments, excluding the prepaid gold forward, calculated at a spot price of $346 per ounce ($335 per ounce at March 31, 2003 and $343 per ounce at December 31, 2002), is as follows:

(in thousands of dollars)	June 30, 2003 ($)	December 31, 2002 ($)
Forwards	(23,987)	(37,381)
Call options sold, spot deferred (long) and lease rate swaps (accounted for in the balance sheet as fair-value of non- hedge derivatives)	(4,945)	(6,362)

	(28,932)	(43,743)

        The non-hedge derivative loss of $248,000 in the second quarter of 2003 (gain of $1,417,000 in the first half of 2003) represents the variation of the mark-to-market value of the non-hedge derivative instruments.

        As part of the mandatory hedging program, Cambior can roll forward its contracts up to the final maturity date of the new credit facility and is not subject to margin calls.

b)
Foreign exchange contracts

        The Company did not have any Canadian dollar hedging commitment as at June 30, 2003. During the second quarter of 2003, the Company converted 88,463 ounces of Canadian gold forward sales into US dollar gold forward sales thereby increasing the future realized price from $321 an ounce to $359 an ounce. In addition, the Company repurchased all of its remaining Canadian dollar hedging commitments.

10.   ACCOUNTING FOR COMPENSATION PLANS

        The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The Board of Directors approved, on May 9, 2003, the granting of 1.4 million options at a price of Cdn $1.95 each, in accordance with the terms of the stock option plan for key employees. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 4.08% in 2003 (5.07% in 2002) and a volatility of 78% in 2003 and 85% in 2002. A compensation charge is amortized over the vested period. The weighted average fair value of each option granted in 2003 was $0.93 ($1.00 in 2002) calculated using the Black-Scholes option-pricing model.

        Accordingly the Company's net loss and basic and diluted net loss per share would have been reported on a pro forma basis as follows:

	Second Quarter ended June 30,		First Half ended June 30,
(in thousands of dollars)	2003 ($)	2002 ($)	2003 ($)	2002 ($)
Net loss, as reported	(2,097)	(3,090)	(4,400)	(13,522)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(266)	(203)	(442)	(310)

Net loss, pro forma	(2,363)	(3,293)	(4,842)	(13,832)

(in dollars)
Basic net loss per share, as reported	(0.01)	(0.02)	(0.03)	(0.11)
Diluted net loss per share, as reported	(0.01)	(0.02)	(0.03)	(0.11)
Basic net loss per share, pro forma	(0.01)	(0.02)	(0.03)	(0.11)
Diluted net loss per share, pro forma	(0.01)	(0.02)	(0.03)	(0.11)

11.   SEGMENTED INFORMATION

        [NOTICE: a non material error contained in Note 11 (Segmented Information) of the unaudited consolidated financial statements for the period ending on June 30, 2003 filed on July 28, 2003 has been corrected in this version.]

        The Company operates four gold mining divisions: Omai, located in Guyana; Doyon, which includes both the Doyon and Mouska mines, and Sleeping Giant (50% ownership through a joint venture), both located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services are grouped with Niobec. The Rosebel gold project, located in Suriname, is in construction.

(in thousands of dollars)	Omai ($)	Doyon ($)	Sleeping Giant ($)	Niobec and others ($)	Rosebel ($)	Corporate and projects ($)	Total ($)
Second Quarter ended June 30, 2003
Revenues — Mining operations	18,823	17,905	2,387	5,147	—	46	44,308
Financial expenses	443	16	(2)	—	—	(436)	21
Depreciation, depletion and amortization	2,047	4,125	347	209	—	67	6,795
Divisional earnings (loss)	399	(1,224)	(126)	1,059	(34)	(2,626)	(2,552)
Capital expenditures	(2,421)	2,641	1,331	678	21,034	1,261	24,524

Second Quarter ended June 30, 2002
Revenues — Mining operations	22,649	17,528	2,688	5,778	—	—	48,643
Financial expenses	599	44	12	—	—	(149)	506
Depreciation, depletion and amortization	2,981	3,455	373	222	—	146	7,177
Divisional earnings (loss)	180	850	423	2,120	—	(2,916)	657
Capital expenditures	1,787	1,911	307	239	2,847	1,366	8,457

First Half ended June 30, 2003
Revenues — Mining operations	39,392	34,385	4,395	10,362	—	110	88,644
Financial expenses	925	16	(2)	—	—	616	1,555
Depreciation, depletion and amortization	4,745	7,577	727	397	—	193	13,639
Divisional earnings (loss)	(1,022)	(2,446)	51	2,370	(66)	(6,617)	(7,730)
Capital expenditures	(1,866)	4,518	1,968	1,256	36,527	2,034	44,437
Property, plant and equipment	39,236	96,327	6,762	16,278	78,305	19,101	256,009
Divisional assets	55,309	101,558	7,625	25,784	80,418	48,465	319,159

First Half ended June 30, 2002
Revenues — Mining operations	46,827	34,153	5,315	11,742	—	—	98,037
Financial expenses	1,317	44	3	—	—	(203)	1,161
Depreciation, depletion and amortization	6,187	7,167	771	440	—	292	14,857
Divisional earnings (loss)	1,666	1,445	818	3,554	—	(5,335)	2,148
Capital expenditures	3,204	4,058	632	599	6,216	1,780	16,489
Property, plant and equipment	55,204	91,078	4,324	12,778	21,984	17,842	203,210
Divisional assets	71,454	94,195	4,981	19,713	21,984	60,455	272,782

11.   SEGMENTED INFORMATION (continued)

        Reconciliation of reportable operating divisional earnings (loss) to net loss is as follows:

	Second Quarter ended June 30,		First Half ended June 30,
(in thousands of dollars)	2003 ($)	2002 ($)	2003 ($)	2002 ($)
Divisional earnings (loss)	74	3,573	(1,113)	7,483
Corporate and projects	(2,626)	(2,916)	(6,617)	(5,335)

	(2,552)	657	(7,730)	2,148
Investment and other income	42	118	1,344	181
Non-hedge derivative gain (loss) and other	(248)	(3,701)	1,417	(15,630)
Income and mining taxes	661	(164)	569	(221)

Net loss	(2,097)	(3,090)	(4,400)	(13,522)

12.   EARNINGS PER SHARE

        The following number of equity instruments were not included in the computation of diluted earnings per share, because to do so would have been anti-dilutive for the periods presented.

Number of instruments (in thousands)	June 30, 2003	June 30, 2002
Options	6,518	5,661
Warrants	13,986	33,125

	20,504	38,786

13.   RECONCILIATION OF EARNINGS (LOSS) BEFORE NON-HEDGE DERIVATIVE LOSS (GAIN) AND EBITDA TO GAAP NET LOSS

        Earnings before interest, taxes, depreciation and amortization and non-hedge derivative loss (gain) (EBITDA) are summarized as follows:

	Second Quarter ended June 30,		First Half ended June 30,
(in thousands of dollars)	2003 ($)	2002 ($)	2003 ($)	2002 ($)
Net loss (GAAP)	(2,097)	(3,090)	(4,400)	(13,522)
Add:
Non-hedge derivative loss (gain) and other	248	3,701	(1,417)	15,630

Earnings (Loss) before non-hedge derivative loss (gain)	(1,849)	611	(5,817)	2,108
Depreciation, depletion and amortization	6,795	7,177	13,639	14,857
Amortization of deferred stripping costs	759	—	2,327	—
Financial expenses	21	506	1,555	1,161
Income and mining taxes	(661)	164	(569)	221

EBITDA	5,065	8,458	11,135	18,347

14.   RECONCILIATION OF ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO GAAP CASH FLOW FROM OPERATING ACTIVITIES

	Second Quarter ended June 30,		First Half ended June 30,
(in thousands of dollars)	2003 ($)	2002 ($)	2003 ($)	2002 ($)
Cash flow from operating activities (GAAP)	1,692	124	2,193	9,300
Plus:
Deferred revenue — Delivery of gold on the prepaid forward	3,055	3,055	6,111	6,111

Adjusted cash flow from operating activities	4,747	3,179	8,304	15,411

15.   COMMITMENTS

        The Company's commitments related to the construction of the Rosebel project are totalling $16 million.

16.   CONTINGENCIES

        On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited (OGML) in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

        OGML has a rigorous and extensive water monitoring program which demonstrates full compliance with environmental regulations in Guyana based on Canadian and American standards. Furthermore, Guyana's Environmental Protection Agency (EPA) and the Guyana Geology and Mines Commission (GGMC) also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

        OGML's environmental management system is certified under the ISO 14001 standard, a system developed by international experts under the auspices of the International Standard Organization based in Switzerland. As part of the certification process, the system is regularly audited by SGS, an independent world-leading certification organization.

        Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously. The Company does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on the Company's financial condition or operating results.

17.   SUBSEQUENT EVENT

        On July 25, 2003, Cambior announced that it has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 40,000,000 units ("Units") on a bought deal basis, at a price of Cdn $2.50 per Unit for gross proceeds to Cambior of Cdn $100,000,000. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.75 for a period of 5 years from the closing date. The offering is scheduled to close on or about August 12, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange. The net proceeds will be added to the working capital of the Company for general corporate purposes.

18.   ADDITIONAL INFORMATION

        Foreign exchange rates were as follows:

Cdn $/US $		2003	2002
June 30	(Closing)	1.3475	1.5162
March 31	(Closing)	1.4678	1.5942
December 31	(Closing)	—	1.5776
First Quarter	(Average)	1.5102	1.5946
Second Quarter	(Average)	1.3984	1.5549
First Half	(Average)	1.4543	1.5744

        The number of common shares outstanding at the following dates were:

Number of common shares
July 28, 2003	171,170,000
June 30, 2003	171,142,000
March 31, 2003	170,691,000
December 31, 2002	160,167,000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: August 12, 2003	By:	/s/ LUCIE DESJARDINS
Lucie Desjardins Corporate Secretary & Senior Legal Counsel

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SECOND QUARTER 2003 RESULTS CONFERENCE CALL
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UPDATE ON THE DRILLING PROGRAM AT THE WESTWOOD PROJECT, EAST OF THE DOYON MINE
— Best result: 34.3 g Au/t (or 1 oz Au/t) over 5 meters with copper and silver present
APPENDIX 1 CAMBIOR INC. RESULTS OF THE 2002-03 DRILLING PROGRAM — WESTWOOD PROJECT
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SECOND QUARTER 2003
MANAGEMENT'S DISCUSSION AND ANALYSIS
NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES